Filed by Tritium DCFC Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

Tritium Collaborates With Fast Charging Network Operator EVCS to Deploy Over 500 New EV Fast Chargers

Press Release	11/18/2021

Announcement comes as U.S. Department of Energy’s Alternative Fuels Data Center reports all-time high installation record of DC fast chargers in quarter ending September 30, 2021; number of U.S. public fast chargers already exceeds Bloomberg NEF’s year end 2021 target.

The two companies’ partnership expands electric vehicle infrastructure throughout the states of California, Oregon, and Washington.

TORRANCE, Calif., November 18, 2021 — Tritium Holdings Pty Ltd (“Tritium”), a leader in direct current (DC) electric vehicle fast charging, has joined forces with EVCS, one of the largest fast charging networks on the West Coast, to expand electric vehicle (EV) charging solutions in California, Oregon, and Washington. EVCS, one of the largest privately held charging network operators, has entered into a contract to purchase over 400 Tritium fast chargers to add to its more than 100 Tritium charger fleet. With over 1,500 chargers in its network, of which over 600 are DC fast chargers, EVCS is in the process of substantially increasing its network by the end of 2022.

“Expanding EVCS’ fast charging network in California, Oregon, and Washington is an important part of reducing range anxiety for EV drivers on the West Coast,” said Gustavo Occhiuzzo, CEO of EVCS. “Tritium provides best-in-class fast charging hardware, which will allow us to grow our unlimited charging subscription model at a much faster rate.”

Many operators like EVCS choose Tritium’s adaptable and reliable technology to improve the driver experience and offer charging as a value-added service. The more than 500 Tritium fast chargers ordered by EVCS, ranging from 50kW to 175kW, are expected to account for nearly half of EVCS’ fast charging network once fully deployed. EVCS will provide drivers with the option to pay through the company’s mobile app, Apple Pay, Google Pay, a credit card, or by becoming monthly subscribers with unlimited charging for a small monthly fee.

The two companies are looking to work with several government bodies to benefit from Californian incentives to grow the network further. California-based organizations have recently created several financial incentive programs to increase electric vehicle technology adoption throughout the state. The California Electric Vehicle Infrastructure Project (CALeVIP) continues to expand throughout the state, providing significant rebates for Tritium’s RT50, RTM75, and RT175-S fast chargers.

“It is extremely promising to see so many organizations make electric transportation a priority with new grants and funding programs. While Tritium is seeing record-level activity across the globe, U.S. engagement is at an all-time high,” said Mike Calise, President of Americas at Tritium. “In addition to the infrastructure bill recently signed by President Biden, which offers an unprecedented level of support for the charging category use cases targeted by Tritium, the National Conference of State Legislatures now cites 46 states, including DC, with policies on the books to promote EV adoption.

“Although Tritium can sustain a profitable business without grants, upfront rebates, sales tax exemptions, and even build code provisions that require charging infrastructure to be installed in certain new construction settings, the tailwind for our platform of hardware-plus-software, technology enabled and led product offerings, has never been stronger,” Calise continued. “We are confident that by continuing our partnership with companies like EVCS, we will achieve rapid expansion of our DC fast charging solutions throughout the nation.”

For the three months ended September 30, 2021, Tritium booked record orders of approximately $55 million. The company’s backlog continued to grow throughout the three months ended September 30, 2021, ending at a record of approximately $78 million, or an increase of 333% over the backlog from December 31, 2020.

About Tritium

Founded in 2001, Tritium designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

As announced on May 26, 2021, Tritium has entered into a definitive agreement for a business combination with Decarbonization Plus Acquisition Corporation II (NASDAQ: DCRN, DCRNW, DCRNU)(“DCRN”), a publicly traded special purpose acquisition company (SPAC), that would result in Tritium becoming a publicly listed company. Completion of the proposed transaction is subject to customary closing conditions, including approval of DCRN’s stockholders, and is currently expected to occur in either December 2021 or January 2022.

For more information, contact us.

About EVCS

EVCS was founded in 2018 by Green Commuter founder Gustavo Occhiuzzo and finance expert Ian Vishnevsky to provide and operate public- and private-based EV charging infrastructure. EVCS disrupted the mobility power industry by employing a complete turnkey approach that utilizes both public and private funding sources, grants, rebates, and other financial incentives to encourage governments and businesses to install fast-charging stations. EVCS has secured over $50M in government funding and engaged over 500 partner sites. EVCS’ mission is to cut emissions while simultaneously improving air quality by enabling the adoption of EVs. Visit EVCS for more information here: www.evcs.com

About Decarbonization Plus Acquisition Corporation II

DCRN is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. These include the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN is sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone’s 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than $5 billion of equity invested in renewables.

Important Information and Where to Find It

In connection with the proposed business combination, Tritium DCFC Limited (“NewCo”), which will be the going-forward public company, filed the Registration Statement with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement of DCRN. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of DCRN as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination and including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the anticipated consummation and timing of the private offering of ordinary shares in the capital of NewCo to a certain investor (the “PIPE Financing”), the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination or the PIPE Financing in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination or the PIPE Financing; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the business combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

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Tritium Media Contact

Sarah Malpeli

408-806-9626 ext 6840

sarah@technicacommunications.com

Tritium Investors Contact

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com

EVCS Media Contact

Maddie Cuttler evcs@pr-dept.com